UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)

                           Win-Gate Equity Group, Inc.
                           ---------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   972639 10 8
                                   -----------
                                 (CUSIP Number)

                            Tremaine Trading Company
                             c/o Proskauer Rose LLP
                                  1585 Broadway
                          New York, New York 10036-8299
                           Attn: David W. Sloan, Esq.
                                 (212) 969-3000
        ------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 27, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

                                  SCHEDULE 13D

CUSIP No. 972639 10 8                                         Page 2 of 5 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)       N/A


                           Tremaine Training Co. Ltd.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


                                       PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                  Isle of Man
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                    4,294,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                        0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                    4,294,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                   4,294,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                     23.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


                                       CO

                                                             Page 3 of 5 Pages

Item 1.  Security and Issuer

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of Win-Gate Equity Group, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 North Biscayne Boulevard, Suite 2500, Miami, Florida 33132.

Item 2.  Identity and Background

(a)-(c). This Schedule 13D is filed by Tremaine Trading Company (the "Reporting Person"), a corporation organized under the laws of the Isle of Man, having its principal offices c/o Proskauer Rose LLP, 1585 Broadway, New York, New York 10036-8299, Attention: David Sloan, Esq.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a corporation organized under the laws of the Isle of Man.

Item 3.           Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds to acquire the shares of Issuer Common Stock from Gary D. Morgan, the Issuer's Chairman of the Board and principal shareholder. The Reporting Person paid $.01 per share for each share acquired (4,294,000 shares) for a total of $42,940 pursuant to a Stock Purchase Agreement dated September 27, 2000 (the "Stock Purchase Agreement").

Item 4.           Purpose of Transaction

In connection with the transaction, Mr. Morgan agreed to personally pay a finder's fee in Issuer Common Stock owned by Mr. Morgan at nominal cost to the Reporting Person if the Reporting Person introduced the Issuer to an entity that would provide the Issuer with not less than $3.0 million in loans or equity capital.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the transactions contemplated by the Loan Agreement described herein.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940.

                                                             Page 4 of 5 Pages

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) The Reporting Person is not aware of any other material changes in the Issuer's business or corporate structure.

(g) The Reporting Person is not aware of any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

(a) The Reporting Person owns 4,294,000 shares of the Issuer Common Stock, which represents 23.7% of the Issuer's outstanding Common Stock.

(b) The Reporting Person has the sole power to vote and dispose of 4,294,000 shares of the Issuer Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.           Material to Be Filed as Exhibits

(a) Stock Purchase Agreement between Morgan and the Reporting Person.

                                                              Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Tremaine Trading Company

September 27, 2000                  By:   /s/ Timothy Howarth
                                          -------------------------------------
                                          Timothy Howarth, authorized signature